Exhibit H



Information included in Item 1, System Companies and Investments therein provides the relationship of all system companies. The following shows the relationship of the foreign utility companies:

Northeast Utilities (Parent Company)

 . Charter Oak Energy, Inc. (100% owned by Northeast Utilities)

      COE (Gencoe) Corp. (49% owned by Charter Oak Energy, Inc.)

      COE (UK) Corp. (79.9% owned by Charter Oak Energy, Inc. and 20.1% owned by COE (Gencoe) Corp.
           Encoe Partners (50% owned by COE (UK) Corp.)

      COE Argentina II Corp. (100% owned by Charter Oak Energy, Inc.)
           Central Termica San Miguel de Tucuman, S.A., (33.3% owned by COE Argentina II Corp.)

      COE Ave Fenix Corporation (100% owned by Charter Oak Energy, Inc.)
           Ave Fenix, S.A., 83% owned by COE Ave Fenix Corp.

      COE Tejona Corporation (100% owned by Charter Oak Energy, Inc.)
           Plantas Eolicas, S.A. (100% owned by COE Tejona Corp.)